Exhibit 2
Cimatron Limited
Management's Discussion and Analysis of Financial Results for Years Ended
December 31, 2010, 2009 and 2008

Revenue

Our total revenues increased in 2010, to approximately $36.1 million, from approximately $33.0 million in 2009, after having decreased in 2009 from approximately $41.0 million in 2008. Our revenues from the sale of products increased in 2010 to approximately $16.0 million from approximately $13.2 million in 2009, after having decreased in 2009 from approximately $20.1 million in 2008. The increase in sale of products in 2010 relative to 2009 was primarily attributable to the global economic recovery in 2010, somewhat offset by the appreciation of the dollar relative to the Euro over the course of 2010 relative to 2009, which reduced the dollar value of the Euro-denominated revenues that we realized in 2010. The decrease in the sale of products in 2009 relative to 2008 was primarily attributable to (i) the global economic downturn that started to affect us in mid-2008, but which was reflected on a full year basis in 2009, and (ii) the appreciation of the dollar relative to the Euro over the course of 2009 relative to 2008, which reduced the dollar value of the Euro-denominated product sales that we made in 2009. As a percentage of revenues, our revenues from the sale of products increased in 2010 to approximately 44%, from approximately 40% in 2009, after having been approximately 49% in 2008. Our revenues from maintenance and services increased in 2010 to approximately $20.1 million, from approximately $19.8 million in 2009, after having decreased in 2009 from approximately $20.9 in 2008. The increase in 2010 in maintenance and service revenues was primarily attributable to the global economic recovery in 2010, which enabled customers to begin to increase their levels of spending on maintenance contracts and training and implementation services that they order from us with respect to our products. The decrease in 2009 primarily reflected a decrease in services revenues, as such revenues are more product-related and were therefore impacted by the decrease in product sales, whereas maintenance revenues remained practically unchanged from 2008. As a percentage of overall revenues, our revenues from maintenance and services decreased in 2010 to approximately 56%, from approximately 60% in 2009 after having been approximately 51% in 2008. This decrease in 2010 reflected the corresponding increase in products sales revenues.

Because, during 2010, 49% of our revenues were derived from Europe, changes in the Euro-dollar exchange rate can significantly influence our revenues. Since mid 2007, the Euro–dollar exchange rate had an increasing influence on our revenues and results of operation due to the consolidation of Microsystem’s financial results with ours, since substantially all of Microsystem’s revenues are Euro-denominated.

While we believe that the trend of migration of European mold, tool, die and fixture makers operations to low cost labor markets in the Far East, where markets are also characterized by lower prices and by higher usage of pirated copies of software products, may continue, we have previously adjusted our European strategy slightly in order to increasingly focus on penetrating the high end European market, in which such migration is less prevalent. At the same time, we continue with our sales efforts in China and in other emerging markets. In addition, following the Gibbs acquisition in early 2008, we have begun to introduce the GibbsCAM product line into our legacy Cimatron sales channels in Germany, Italy, China, South Korea and Israel, and ultimately in several other sales territories.

Cost of Revenue

Cost of revenue decreased in 2010, to approximately $5.9 million, from approximately $6.2 million in 2009, after having decreased in 2009 from approximately $7.8 million in 2008. The decrease in 2010 relative to 2009 was mainly due to (i) a different revenue mix, with higher percentage of software license revenues (which carry with them lower costs of revenues) and lower percentage of hardware revenues (which carry with them higher costs of revenues) in 2010 as compared to 2009, and (ii) lower royalty expense to the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel (OCS) in 2010, as explained in note 10A to our 2010 financial statements. The decrease in 2009 relative to 2008 was mainly due to (i) lower product sales that resulted in lower payments to third party technology and hardware vendors, and lower royalties owed to the OCS, and (ii) cost reduction measures that we took during 2009 in order to mitigate the effects of the global economic downturn.

Gross Profit

Gross profit, as a percentage of total revenue, was 84%, 81% and 81% in 2010, 2009 and 2008, respectively.  The gross margin in 2010 was higher than in 2009 due to (i) higher revenues in 2010, which, given the significant portion of the cost of revenue constituting fixed expenses that are not dependent on the revenue level, led to higher gross margin than in 2009, and (ii) the lower cost, higher margin revenue mix and lower royalty expense to the OCS in 2010, as described under “Cost of Revenue” above. The gross margin in 2009 remained unchanged as compared to 2008 despite a decrease in revenue, mainly due to (i) lower cost-of-revenue in 2009, which is dependent on revenue, and (ii) cost reduction measures that we took during 2009 in order to mitigate the effects of the global economic downturn.

Research and Development Expenses, net

Research and development expenses primarily consist of salaries and related costs with respect to employees engaged in ongoing research, design and development activities. Research and development expenses were $6.0 million in 2010, $5.7 million in 2009 and $6.9 million in 2008.  The increase in 2010 was mainly due to higher employee-related costs in 2010, as we slightly increased our R&D spending in 2010 as we recovered from the global economic downturn of 2009. The decrease in 2009 was mainly due to cost reduction measures that we took during 2009 in order to mitigate the effects of the global economic downturn. These measures were intended to increase the efficiency of our R&D organization, rather than reducing its output, and, therefore, our development plans and rate remained unchanged as compared to 2008.

Selling, General and Administrative Expenses

Selling expenses consist of costs relating to promotion, advertising, trade shows and exhibitions, compensation (including sales commissions), sales support, travel and travel-related expenses, and, when applicable, royalties to the Fund for the Encouragement of Marketing of the Government of Israel, or the Marketing Fund, including all such expenses for our subsidiaries. We did not receive any grants from the Marketing Fund in the years 2008, 2009 or 2010 and do not expect to receive any such grants in the future. We also did not pay any royalties to the Marketing Fund in 2008, 2009 and 2010. General and administrative expenses consist of (a) compensation costs for administration, finance and general management personnel, (b) office maintenance and administrative costs, (c) rent, (d) fees paid to DBSI and Koonras Technologies Ltd., or Koonras, our former significant shareholder, for management services, (e) reserves for doubtful debts and (f) amortization of investment in acquired companies.

Selling, general and administrative expenses increased slightly in 2010 to $22.1 million, from $22.0 million in 2009, after having decreased in 2009 from $25.8 million in 2008. The increase in 2010 was mainly due to higher revenues that resulted in higher commission payments to our sales employees and agents, almost fully offset by lower reserve for doubtful debts and by the appreciation of the dollar relative to the Euro over the course of 2010 relative to 2009, which reduced the dollar value of the Euro-denominated selling, general and administrative expenses that we incurred in 2010.The decrease in 2009 was mainly due to (i) lower revenues that resulted in lower commission payments to our sales employees and agents, (ii) cost reduction measures that we took during 2009 in order to mitigate the effects of the global economic downturn and (iii) the appreciation of the dollar relative to the Euro over the course of 2009 relative to 2008, which reduced the dollar value of the Euro-denominated selling, general and administrative expenses that we incurred in 2009..

Financial Income (Expenses), net

Financial income (expenses), net, consists primarily of interest earned on our cash reserves, interest paid on our short term and long term credit facilities from financial institutions, gains (losses) from sale of bonds and funds, interest on trade receivables and currency translation adjustments between the U.S. dollar and the NIS and Euro based on changes in exchange rates, as applied to our assets and liabilities. Financial income (expense), net, was approximately $0.1 million in 2010, as compared to approximately $0.0 million in 2009 and approximately $(0.1) million in 2008. During 2010, 2009 and 2008, the interest that we received on our cash reserves was significantly lower than in previous years, due to the global trend of reduced interest rates.

Income Taxes, net

Income Taxes, net, consist of changes in deferred tax assets and deferred tax liabilities, and of current tax expenses. In 2010, we recorded a tax expense of approximately $0.7 million, of which approximately $0.3 million related to changes in deferred taxes, and approximately $0.3 million related to current tax expenses.  Most of the current taxes in 2010 were related to taxes for previous years, mainly as part of the final tax assessment we received in Germany for the years 2004-2007.  Tax income, net, in 2009 and 2008, consisted primarily of changes in deferred tax assets and deferred tax liabilities, and to a lesser extent, in current tax expenses. Tax income, net, was $0.9 million in 2009 and $0.2 million in 2008. The increase in 2009 relative to 2008 was primarily due to an increase in deferred tax assets, as a result of an increase in US loss carry-forwards that we believe we would be able to use in the foreseeable future.

Net Income Attributable to Cimatron Shareholders

We recorded net income attributable to Cimatron shareholders of approximately $1.6 million, $0.0 million and $0.7 million in 2010, 2009 and 2008, respectively.  The increase in 2010 relative to 2009 was mainly due to the increase in our revenues. The decrease in 2009 relative to 2008 was mainly due to the decrease in our revenues in 2009, partially offset by lower expenses as compared to 2008, and partially offset by the above-described tax income.

Cash flow

As of December 31, 2010, we had $10.2 million in cash and cash equivalents.  During 2010, net cash provided by operating activities was $4.8 million, and was mainly comprised of our net profit of $1.6 million, increase in trade payables, accrued expenses and other liabilities of $1.9 million, decrease in net deferred taxes of $0.4 million, and depreciation and amortization of $1.5 million, as partially offset by increase in accounts receivable and prepaid expenses of $0.6 million.

During 2010, net cash used in investing activities was $0.4 million, and was mainly comprised of $0.4 million used for capital expenditures. Our capital expenditures for 2010 were mostly for the purchase of computers, computer equipment and software, and other office equipment.

During 2010, net cash used in financing activities was $0.6 million, and was mainly comprised of $0.4 million of cash used for the reduction of short and long term bank credit, and $0.2 million used pursuant to our ongoing share repurchase program, which had been announced back in June 2008.